UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102(1)

(CUSIP Number)

Chi Sing HO

c/o IDG Capital Management (HK) Ltd.

Unit 5505, 55/F., The Center

99 Queen’s Road

Central, Hong Kong

Fax: 852-2529 1619

Tel: 852-39031333

With a copy to:

Howard Zhang

Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100004, P.R. China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________

(1) CUSIP number 53225G102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “LITB.” Each ADS represents two ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS IDG China Venture Capital Fund IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,915,226 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,915,226 shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,915,226 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Represents 12,915,226 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) Calculated based on 223,687,789 ordinary shares issued and outstanding as disclosed in LightInTheBox Holding Co., Ltd.’s Form 6-K submitted to the SEC on December 16, 2019.

CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS IDG China Venture Capital Fund IV Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,915,226 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,915,226 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,915,226 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Represents 12,915,226 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) Calculated based on 223,687,789 ordinary shares issued and outstanding as disclosed in LightInTheBox Holding Co., Ltd.’s Form 6-K submitted to the SEC on December 16, 2019.

CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS IDG China IV Investors L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,653,554 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,653,554 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,653,554 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Represents 1,653,554 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) Calculated based on 223,687,789 ordinary shares issued and outstanding as disclosed in LightInTheBox Holding Co., Ltd.’s Form 6-K submitted to the SEC on December 16, 2019.

CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS IDG China Venture Capital Fund GP IV Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,568,780 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,568,780 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,568,780 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents (i) 12,915,226 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (ii) 1,653,554 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is also IDG China Venture Capital Fund GP IV Associates Ltd. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) Calculated based on 223,687,789 ordinary shares issued and outstanding as disclosed in LightInTheBox Holding Co., Ltd.’s Form 6-K submitted to the SEC on December 16, 2019.

CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS Chi Sing Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,568,780 ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,568,780 ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,568,780 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents (i) 12,915,226 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (ii) 1,653,554 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is also IDG China Venture Capital Fund GP IV Associates Ltd. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) Calculated based on 223,687,789 ordinary shares issued and outstanding as disclosed in LightInTheBox Holding Co., Ltd.’s Form 6-K submitted to the SEC on December 16, 2019.

CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS Quan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,568,780 ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,568,780 ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,568,780 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents (i) 12,915,226 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (ii) 1,653,554 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is also IDG China Venture Capital Fund GP IV Associates Ltd. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) Calculated based on 223,687,789 ordinary shares issued and outstanding as disclosed in LightInTheBox Holding Co., Ltd.’s Form 6-K submitted to the SEC on December 16, 2019.

Item 1.

Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value $0.000067 per share of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the “Issuer”). The Issuer’s principal executive office is located at Tower 2, Area D, Diantong Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.

Item 2.

Identity and Background.

(a)-(c), (f) This Schedule 13D is being filed by:

(1) IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, with its registered address at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands, and its principal business in investment holding. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., of which IDG China Venture Capital Fund GP IV Associates Ltd. is the general partner. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands, with its registered address at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands, and its principal business in investment holding. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(3)  IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands, with its registered address at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands, and its principal business in investment holding. The general partner of IDG China IV Investors L.P. is IDG China Venture Capital Fund GP IV Associates Ltd. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(4) IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands, with its registered address at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands, and its principal business in investment holding. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(5) Chi Sing Ho, a citizen of Canada and a director of IDG China Venture Capital Fund GP IV Associates Ltd., whose business address is located at IDG VC Management (Macau) Limited, em Macau, Avenida do Infante D. Henrique 47, The Macau Square F11.

(6) Quan Zhou, a citizen of the U.S. and a director of IDG China Venture Capital Fund GP IV Associates Ltd., whose business address is located at IDG VC Management (Macau) Limited, em Macau, Avenida do Infante D. Henrique 47, The Macau Square F11.

 IDG China Venture Capital Fund IV L.P., IDG China Venture Capital Fund IV Associates L.P., IDG China IV Investors L.P., IDG China Venture Capital Fund GP IV Associates Ltd., Chi Sing Ho and Quan Zhou are collectively referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

On November 7, 2018, the Issuer, Ezbuy Holding Co., Ltd. (“Ezbuy”), IDG China Venture Capital Fund IV L.P., IDG China IV Investors L.P. and certain other parties entered into a share purchase agreement (the “Agreement”), pursuant to which the Issuer acquired 100% of the equity interest in Ezbuy from IDG China Venture Capital Fund IV L.P., IDG China IV Investors L.P. and certain other parties who were holding equity interest in Ezbuy, in exchange for certain convertible promissory notes (the “Notes”) issued by the Issuer to IDG China Venture Capital Fund IV L.P., IDG China IV Investors L.P. and certain other parties (the “Acquisition”). The Acquisition was closed on December 10, 2018. On December 11, 2019, the Notes were converted into ordinary shares of the Issuer for no additional consideration pursuant to the Agreement, among which 12,915,226 ordinary shares were allocated and issued to IDG China Venture Capital Fund IV L.P. and 1,653,554 ordinary shares were allocated and issued to IDG China IV Investors L.P.

Item 4.

Purpose of the Transaction.

The information furnished in Item 3 is hereby incorporated into this Item 4 by reference.

Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) of Items 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a), (b) The responses in items (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated into this Item 5 by reference.

(c) The Reporting Persons have not effected any transaction in the ordinary shares of the Issuer during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. The information furnished in Item 3 is hereby incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits. Exhibit 99.1 - Joint Filing Agreement

Exhibit 99.2 – Share Purchase Agreement dated as of November 7, 2018 by and among the Issuer and the parties set forth therein (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 14, 2018)

Exhibit 99.3 – Form of Convertible Promissory Note (incorporated by reference to Exhibit 2.1 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 8, 2018)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2020

IDG China Venture Capital Fund IV L.P.

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorized Signatory

IDG China Venture Capital Fund IV Associates L.P.

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorized Signatory

IDG China IV Investors L.P.

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorized Signatory

IDG China Venture Capital Fund GP IV Associates Ltd.

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorized Signatory

Chi Sing Ho
/s/ Chi Sing Ho

Quan Zhou
/s/ Quan Zhou